Exhibit 99.1

Jianzhi Education Technology Group Company Limited Receives Nasdaq Notification Regarding Minimum Bid Price Deficiency

BEIJING, August 12, 2024 (GLOBE NEWSWIRE) -- Jianzhi Education Technology Group Company Limited (the “Company” or “Jianzhi”) (NASDAQ: JZ), a leading provider of digital educational content in China, today announced that the Company has received written notification from the staff of the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) dated August 7, 2024, indicating that for the last 30 consecutive business days, the closing bid price for the Company’s American depositary shares (the “ADSs”) was below the minimum bid price of US$1.00 per share requirement set forth in Nasdaq Listing Rules. The Nasdaq notification letter has no current effect on the listing or trading of the Company’s securities on the Nasdaq Global Select Market.

Pursuant to the Nasdaq Listing Rules, the Company is provided with a compliance period of 180 calendar days, or until February 3, 2025, to regain compliance under the Listing Rules. If at any time during the 180-day compliance period, the closing bid price of the Company’s ADSs is US$1.00 per share or higher for a minimum of ten consecutive business days, the Nasdaq will provide the Company written confirmation of compliance and the matter will be closed.

In the event the Company does not regain compliance by February 3, 2025, subject to the determination by the staff of Nasdaq, the Company may be eligible for an additional 180-day compliance period.

The Nasdaq notification letter will have no effect on the Company’s business operations, and the Company will take all reasonable measures to regain compliance.

About Jianzhi Education Technology Group Company Limited

Headquartered in Beijing and established in 2011, Jianzhi is a leading provider of digital educational content in China and has been committed to developing educational content to fulfill the massive demand for high-quality, professional development training resources in China. Jianzhi started operations by providing educational content products and IT services to higher education institutions. Jianzhi also provides products to individual customers. Leveraging its strong capabilities in developing proprietary professional development training content and success in consolidating educational content resources within the industry, Jianzhi has successfully built up a comprehensive, multi-dimensional digital educational content database which offers a wide range of professional development products. Jianzhi embeds proprietary digital education content into the self-developed online learning platforms, which are provided to a wide range of customers through its omni-channel sales system. Jianzhi is also fully committed to the digitalization and informatization of the education sector in China. For more information, please visit: www.jianzhi-jiaoyu.com

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Janice Wang

Wealth Financial Services LLC

Phone: +86 13811768559

+1 628 283 9214

Email: services@wealthfsllc.com